FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Deitrich Wayne H.	2. Issuer Name and Ticker or Trading Symbol Schweitzer-Mauduit International, Inc. ("SWM")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chief Executive Officer, Chairman of the Board
(Last) (First) (Middle) c/o Schweitzer-Mauduit International, Inc. 100 North Point Center East, Suite 600	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/25/02
(Street) Alpharetta, GA 30022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
SWM common stock	11/25/02		M(1)		6,374	A	15.6875	60,172	D
SWM common stock								100	I	By charitable remainder trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee stock option (right to buy)	23.045	1/15/02		A	V	93,250		1/15/03(2)	1/14/12	Common stock	93,250		93,250	D
Employee stock option (right to buy)	15.6875	11/25/02		M			6,374	1/14/00(3)	1/3/09	Common stock	157,300		150,926	D

Explanation of Responses:

(1) Broker assisted exercise of an in-the-money employee stock option pursuant to a 10b5-1 plan, exempt under Rule 16b-6(b).
(2) Grant to reporting person of option to buy 93,250 shares of SWM common stock pursuant to SWM's Equity Participation Plan ("EPP"). The shares may be purchased in increments up to 30%, 30% and 40% on or after January 15, 2003, 2004 and 2005, respectively.
(3) This grant became fully vested on 1/14/02.

By: /s/ Honor Winks as Attorny-in-fact for Wayne Deitrich **Signature of Reporting Person	11/25/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

The undersigned does hereby make, constitute and appoint John W. Rumely, Honor Winks or
Mark Spears as the undersigned's true and lawful agents and attorneys-in-fact (each hereinafter referred to as an "Attorney") to act either together or alone in the name and on behalf of the undersigned for and with respect to the matters hereinafter described.

     Each Attorney shall have the power and authority to prepare, execute and deliver
     Statements of Changes of Beneficial Ownership of Securites on Form 4 or Form 5
     (or such other forms as may be designated from time to time by the Securities and Exchange Commission (the "Commission") for such purpose) or any amendments thereto required to be filed with the Commision under the Securities Exchange Act of 1934 on behlaf of the undersigned as a result of the undersigned's transactions in, or chagnes in beneficial ownership of, equity securities (including derivative securites)
     of Schweitzer-Mauduit International, Inc.

Each Attorny is hereby authorized to execuite and deliver all documents, acknowledgements, consents and other agreements and to take such further actions as may be necessary or convenient in order to more effectively carry out the intent and purposes of the foregoing.

The Power of Attorney conferred hereby is not delegable by an Attorney.  Each Attorney shall serve without compensation for acting in the capacioty of agent and attorney-in-fact hereunder.

The undersigned hereby ratifies, confirms and adopts as the undersigned's own act and deed all action lawfully taken by the Attorneys, or any of them, pursuant to the power and authority herein granted.

Unless sooner revoked by the undersigned, this Power of Attorney shall be governed by the laws of the State of Georgia, and the power and authority granted herein shall terminate on December 31, 2004.

IN WITNESS WHEREOF, the undersigned has set his or her hand this 22nd day of November, 2002.

Signature:  /s/

Print Name:  Wayne H. Detrich